                                                              Reed Smith LLP
                                               Riverfront Plaza - West Tower
                                            901 East Byrd Street, Suite 1700
                                                     Richmond, VA 23219-4068
W. THOMAS CONNER                                         Tel +1 804 344 3400
Direct Phone: +1 202 414 9208                            Fax +1 804 344 3410
Email: tconner@reedsmith.com                                   reedsmith.com

November 5, 2014

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Sonny Oh
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Insured Investments Office
100 F Street, NE
Washington, DC 20549

METLIFE INSURANCE COMPANY OF CONNECTICUT:
METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
ACCUMULATION ANNUITY ("NAT'L VERSION")
INITIAL REGISTRATION STATEMENT FILED ON FORM N-4 FILE
NOS. 811-21262 AND 333-197658

METROPOLITAN LIFE INSURANCE COMPANY:
METROPOLITAN LIFE SEPARATE ACCOUNT E
ACCUMULATION ANNUITY ("NY VERSION")
INITIAL REGISTRATION STATEMENT FILE ON FORM N-4
FILE NOS. 811-04001 AND 333-198314

Dear Mr. Oh:

    On behalf of MetLife Insurance Company of Connecticut ("MICC") and Metropolitan Life Insurance Company ("MLIC," and together with MICC, the "Companies") and their corresponding separate accounts, MetLife of CT Separate Account Eleven for Variable Annuities and Metropolitan Life Separate Account E (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that you provided to us orally on November 4, 2014 regarding the initial registration statements on Form N-4 for the Nat'l Version and the NY Version that were initially filed under the Securities Act of 1933 (the "Securities Act"), on July 25, 2014 and August 22, 2014, respectively (collectively, the "Registration Statements"). To the extent that a response indicates that the Companies propose revised disclosure, the revised prospectus pages will be provided in the near future.

    For ease of reference, each of the Staff's comments is set forth below, followed by the Companies' response. Page number references in the Companies' responses are to the Nat'l Version unless otherwise indicated.

Comment A: The Staff has indicated that we are close to resolution of Comment 9 provided orally to us on October 27, 2014.

NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS .
 LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . HOUSTON SINGAPORE . MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON .
    SILICON VALLEY . DUBAI . CENTURY CITY . RICHMOND . ATHENS . KAZAKHSTAN

Sonny Oh                                                              [LOGO]
November 5, 2014
Page 2

Comment B: With respect to the NY Version, please submit a power of attorney for Hugh Price.

   RESPONSE: The addition of Mr. Price's signature was a clerical error. However, even without Mr. Price's signature, the registration statement has been signed by a majority of the directors. Therefore, the applicable requirements of the Securities Act of 1933 have been satisfied.

Comment C: Please revise the Registration Statements to incorporate the Staff comments provided by correspondence from Keith A. Gregory on October 7, 2014 with respect to the initial registration statements on Form N-4 of MetLife Investors USA Separate Account A (File Nos. 333-197993 and 811-03365) and Metropolitan Life Separate Account E (File Nos. 333-198448 and 811-04001) for the MetLife Investment Portfolio Architect variable annuity contracts (the "MIPA Comment Letter"), to the extent applicable.

   RESPONSE: The Companies have reviewed the Registration Statements and identified the Staff comments from the MIPA Comment Letter that they believe to be applicable to the Registration Statements. The Companies represent that the final revisions made in response to the MIPA Comment Letter will also be made to the Registration Statements.

    We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208.

Very truly yours,


/s/ W. Thomas Conner
W. Thomas Conner